UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VIMICRO INTERNATIONAL CORPORATION

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G9366M103

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  This Amendment No. 2 to Schedule 13G is deemed to amend the Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission on February 13, 2007.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9366M103	SCHEDULE 13G	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Golden Hill International Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,854,490
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,854,490
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,854,490
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G9366M103	SCHEDULE 13G	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HSBC International Trustee Limited (as trustee for the trusts which ultimately own ordinary shares of the Issuer)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,371,728
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,371,728
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,371,728
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.

(a)	Name of Issuer.

Vimicro International Corporation (the “Issuer”).

(b)	Address of Issuer's Principal Executive Offices.

15/F Shining Tower
No. 35 Xueyuan Road
Haidan District
Beijing 100083
People’s Republic of China

Item 2.

(a)	Name of Person Filing.

The Golden Hill International Trust (the “Trust”)
HSBC International Trustee Limited (the “Trustee”) (as trustee for the Trust and other trusts which ultimately own ordinary shares of the Issuer)

(b)	Address of Principal Business Office or, if none, Residence.

The address of the Trust is:

Strathvale House,
2nd Floor
North Church Street
George Town, Grand Cayman
Cayman Islands

The address of the Trustee is:

21 Collyer Quay #16-01 HSBC Building, Singapore 049320

(c)	Citizenship.

The place of organization for the Trustee is the British Virgin Islands.  The Trust is established under the laws of the Cayman Islands.

(d)	Title of Class of Securities.

Ordinary Shares.

(e)	CUSIP Number.

G9366M103

Item 3.	Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Ownership by the Trust:

(a)	Amount Beneficially Owned: 11,854,490 (of which 15,000 are in the form of American Depositary Shares)

(b)	Percent of Class: 8.4%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 0.

(ii)	shared power to vote or to direct the vote: 11,854,490.

(iii)	sole power to dispose or to direct the disposition of: 0.

(iv)	shared power to dispose or to direct the disposition of: 11,854,490.

Ownership by the Trustee:

(d)
Amount Beneficially Owned:  16,371,728 (of which 577,238 are in the form of American Depositary Shares, and including 400,000 restricted shares that are subject to the Issuer’s right to repurchase and restriction on transfer)

(e)	Percent of Class: 11.4%

(f)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 0.

(ii)	shared power to vote or to direct the vote: 16,371,728.

(iii)	sole power to dispose or to direct the disposition of: 0.

(iv)	shared power to dispose or to direct the disposition of: 16,371,728.

The Trust and the Trustee may be deemed to be a group as defined in Rule 13d-5(b) under the Securities and Exchange Act of 1934, and each member of such group may be deemed to beneficially own all shares of ordinary shares beneficially owned by the other member constituting such group.  However, the Trust disclaims beneficial ownership of the shares beneficially owned by the Trustee other than the 11,854,490 ordinary shares.

All ordinary shares reported herein by the Trustee are beneficially owned by the Trustee solely in its capacity as trustee of various trusts.  Apart from acting as the trustee for the Trust, the Trustee also acts as the trustee of several other trusts, which together with the Trust, beneficially own a total of 16,371,728 ordinary shares of the Issuer.  Accordingly, the Trustee may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by all the trusts for which the Trustee acts as the trustee.  However, each of the trusts and its wholly-owned subsidiary that is the record shareholder of the Issuer disclaims any beneficial ownership of ordinary shares of the Issuer beneficially owned by other trusts and record shareholders of the Issuer owned by such other trusts.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2008

FOR AND ON BEHALF OF THE GOLDEN HILL INTERNATIONAL TRUST

By:	/s/ Jacqueline Loh
	Name:	Jacqueline Loh
	Title:	Authorized Signatory

By:	/s/ Ivy Choa
	Name:	Ivy Choa
	Title:	Authorized Signatory

HSBC INTERNATIONAL TRUSTEE LIMITED, as Trustee of the Trust and other trusts which ultimately own the ordinary shares of the Issuer

By:	/s/ Jacqueline Loh
	Name:	Jacqueline Loh
	Title:	Authorized Signatory

By:	/s/ Ivy Choa
	Name:	Ivy Choa
	Title:	Authorized Signatory